March 27, 2017

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:        Suzanne Hayes

RE:        Akcea Therapeutics, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted January 19, 2017

CIK No. 0001662524

Ladies and Gentlemen:

Akcea Therapeutics, Inc. (the “Company”) is submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 13, 2017 regarding the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted on January 19, 2017.  The Company is also publicly filing the revised Registration Statement on the date hereof (the “Amended Registration Statement”).  We are sending the Staff a hard copy of this letter and the Amended Registration Statement, including a version of the Amended Registration Statement that is marked to show changes to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the paragraphs below corresponds to the numbering of the comments received from the Staff, which for your convenience we have incorporated into this response letter in italics.  Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement.  Capitalized terms used in this letter but otherwise not defined herein shall have the meanings assigned to such terms in the Amended Registration Statement.

Prospectus Cover

1.              If you anticipate that Ionis will retain voting control following the offering, please disclose this information prominently and include the percentage of the outstanding shares of common stock it will hold.

Response:  The Company respectfully acknowledges the Staff’s comment and has added disclosure to the prospectus cover of the Amended Registration Statement.

Prospectus Summary, page 1

2.              Your Summary should be a brief, concise overview of your offering and operations. Please consolidate your description of your agreement with Novartis and eliminate the redundant disclosures.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2 and 9 of the Amended Registration Statement.

Overview, page 1

3.              Your statement that your strategic collaboration with Novartis has a potential aggregate value of over $1.0 billion, plus royalties is speculative and therefore not appropriate disclosure for the Summary. To the extent you continue to disclose the potential value of the agreement in the Business section of your document, disclose and quantify each of the assumptions underlying this estimated aggregate value, including clarification that it assumes Novartis exercises all of its options; all milestones are met; quantify the amount of such milestones; FDA approval of both product candidates; quantify the sales thresholds and related commercial milestone payments; and assumed royalty payments.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 2, 9, 67 and 84 of the Amended Registration Statement.

4.              We note your statement that you expect to receive an upfront option payment of $75 million from Novartis. Please clarify when you expect to receive it and whether it is contingent on any events or achievements.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 67, 70, 72, 75, 76, 84, 120, 121 and 158 of the Amended Registration Statement.

5.              We note your response to comment 2. However, your disclosure that the arrows included in the graphic depictions of your pipeline do not designate the extent of completion of the study is not sufficient to address our concern that the graphic representation in not consistent with the discussion related to each product candidate’s current progress with respect to the current phase of clinical trials. Therefore, we reissue our comment requesting revisions to the table on pages 2 and 91.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the table on pages 3 and 94 of the Amended Registration Statement such that (i) for drugs currently undergoing clinical trials, all arrows stop at the middle of the applicable development phase, regardless of the level of progress within that phase and (ii) for drugs not currently undergoing clinical trials, all arrows stop at the end of the development phase most recently completed.

Clinical Pipeline, page 3

6.              Please limit the summary discussion of your results to whether the candidate met the primary end points, the description of the primary endpoints and disclosure of any serious adverse effects. The discussion of the n and p values is more appropriate for the Business discussion, where you should also discuss the meaning of these values and how they relate to the FDA’s evidentiary standards of efficacy.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 5 and 95 of the Amended Registration Statement.

Commercial Approach, page 6

7.              Please explain how you intend to build a database of identified patients, how you intend to use it and identify any potential difficulties presented by the Health Insurance Portability and Accountability Act of 1996 and other regulations protecting patient confidentiality.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 117 of the Amended Registration Statement.

Our strategy, page 6

8.              Please explain the term “high touch patient” experience.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8, 90 and 91 of the Amended Registration Statement.

Concurrent private placement, page 8

9.              We note your statement that Novartis has agreed to purchase $50 million of your common stock in a private placement. We note that in Ionis’ and Akcea’s joint press release regarding the collaboration, it stated that Novartis had an obligation to make a $50 million equity investment in either Ionis or in Akcea. Please clarify whether Novartis has definitively agreed to make the $50 million investment in Akcea.

Response:  The Company respectfully acknowledges the Staff’s comment.    Pursuant to the Company’s stock purchase agreement with Novartis, Novartis is obligated to make the above referenced $50 million equity investment in Akcea in connection with the closing of this offering if certain conditions precedent are satisfied (the “Akcea Investment Conditions”).  If the Akcea Investment Conditions are not satisfied, Novartis would be obligated to make the above referenced $50 million equity investment in Ionis. At this time, the Company anticipates that the Akcea Investment Conditions will be satisfied and, accordingly, that no additional disclosure regarding such conditions is warranted.  If, in the future, the Company believes that the Akcea Investment Conditions will not be satisfied, the Company will provide revised disclosure to investors prior to the pricing of this offering.

We plan to substantially depend on our collaboration with Novartis…, page 27

10.       We note your disclosure that Novartis is able to pursue other technologies or develop other drugs to treat the same diseases you and Novartis plan to treat. Please disclose whether Novartis can pursue the development of other drugs designed to treat the same drugs simultaneously with the development of the product candidates that are the subject of your agreement? Additionally, disclose whether they are under any obligation to inform you that they are developing a product designed to treat the same indications.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28 and 29 of the Amended Registration Statement.

Use of Proceeds, page 54

11.       Please revise your disclosure to separately disclose the estimated amounts you intend to use to complete the Phase 2 studies of AKCEA-APO(a)-L and AKCEA-ANGPTL3-L and the Phase 1/2 study of AKCEA-APOCIII-L.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 55 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Position and Results of Operations

Overview, page 65

12.       Please revise the disclosure indicating that you are eligible to receive milestone payments to clarify that these payments are contingent on Novartis exercising its options and achieving certain results.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 67 of the Amended Registration Statement.

Business, page 82

13.       Please clarify whether the results for the subset of FCS patients in the COMPASS study are statistically significant.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 86 of the Amended Registration Statement.

Commercial Approach, page 85

14.       Please explain your approach for providing reimbursement assistance.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 88 of the Amended Registration Statement.

Integrated Development and Commercial Opportunities, page 105

15.       We note your disclosure that you focused on developing effective therapies for orphan indications and that your collaboration with Novartis will allow for development of these drugs in larger populations. Does the agreement with Novartis contemplate expanding the use of these product candidates to address different indications? If not, explain how they qualified for orphan drug status and why you believe the potential patient population can be expanded.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 88 of the Amended Registration Statement.

Our Strategic Collaboration with Novartis, page 87

16.       Your disclosure of Novartis as a world leader and that the collaboration agreement “validates” the strength of Ionis’ technology platform and your strategy is not appropriate as the statements appear to imply that the product candidates’ outlook for approval are stronger due to Novartis’ endorsement. Please delete the statement that the collaboration validates the strength of the technology and your strategy.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 90 of the Amended Registration Statement.

AKCEA-ANGPTL3-LRx, page 104

17.       We refer to your statements on pages 5 and 105 that the Phase 1/2 study for AKCEA-ANGPTL3-LRx displayed a “favorable safety and tolerability profile,” and that there were no discontinuations due to adverse events. While we will not object to a statement that your drug candidate was well tolerated, a safety determination is solely within the FDA’s authority. Please remove the statement that the study results displayed a favorable safety profile or trials demonstrated or established safety. Additionally, disclose all serious adverse events, even if they did not lead to discontinuation of the trial.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 112 of the Amended Registration Statement.

Our Strategic Collaboration with Novartis, page 114

18.       We note that if Novartis does not exercise its option or stops developing or commercializing the drug, you may have potential reverse royalty payments. Please expand your disclosure to briefly explain what conditions may trigger these payment obligations and provide additional information about the size of the payments.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 120, 121 and 122 of the Amended Registration Statement.

Notes to the Consolidated Financial Statements

Subsequent Events, page F-30

19.       Please separately disclose each type of milestone. In addition, please disclose if the milestones are substantive and the factors considered in determining whether the milestones are substantive. Refer to ASC 605-28-50-2.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-32 of the Amended Registration Statement.  The Company respectfully advises the Staff that, since the transaction was completed in the first quarter of 2017, the Company has yet to determine whether the milestones are substantive.  The Company intends to disclose its determination regarding whether the milestones are substantive, as well as the factors considered in reaching such determination, at the time the Company discloses its financial results as of and for the three months ended March 31, 2017 in filings with the Commission.

******

Please fax any additional comment letters concerning the Amended Registration Statement to (617) 937-2400 and direct any questions or comments concerning the Amended Registration Statement or this response letter to the undersigned at (760) 603-2732, Nicole C. Brookshire at (617) 937-2357 or Richard C. Segal at (617) 937-2332.

Sincerely,

AKCEA THERAPEUTICS, INC.

/s/ Patrick R. O’Neil

Patrick R. O’Neil
Corporate Secretary

cc:                                Paula Soteropoulos, Chief Executive Officer, Akcea Therapeutics, Inc.

Jeffrey M. Goldberg, Chief Operating Officer, Akcea Therapeutics, Inc.

Charles S. Kim, Cooley LLP

Nicole C. Brookshire, Cooley LLP

Sean Clayton, Cooley LLP

Richard C. Segal, Cooley LLP